                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                              ---------------------

                                 AMENDMENT NO. 4

                                       TO
                                 SCHEDULE 13E-3
                        RULE 13E-3 TRANSACTION STATEMENT
              (PURSUANT TO SECTION 13(E) OF THE SECURITIES EXCHANGE
                           ACT OF 1934 AND RULE 13E-3
                           ((S) 240.13E-3) THEREUNDER)

                                  UNIFLEX, INC.
                              (NAME OF THE ISSUER)
                                  UNIFLEX, INC.

HERBERT BARRY, ROBERT K. SEMEL, WARNER J. HEUMAN, ERICH VETTER, MELISSA CANTOR,

              LEE CANTOR, NEIL SKLAR, HY BROWNSTEIN, ELLIOT BERGER UNIFLEX ACQUISITION CORP. (MERGED INTO UNIFLEX, INC.)
                                RFE VI SBIC, L.P.

                CMCO, INC., CMNY CAPITAL, L.P., ROBERT DAVIDOFF,
                       STERLING / CARL MARKS CAPITAL, INC.
                      (NAME OF PERSON(S) FILING STATEMENT)
                     COMMON STOCK, PAR VALUE $0.10 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)
                                    904711108
                      (CUSIP NUMBER OF CLASS OF SECURITIES)

                              ---------------------

              UNIFLEX, INC.                 UNIFLEX ACQUISITION CORP.
          383 WEST JOHN STREET                 RFE VI SBIC, L.P.
       HICKSVILLE, NEW YORK 11802         C/O RFE INVESTMENT PARTNERS
         ATTN: HERBERT BARRY, CHAIRMAN          36 GROVE STREET
            OF THE BOARD AND                  NEW CANAAN, CT 06840
         CHIEF EXECUTIVE OFFICER             ATTN: JAMES A. PARSONS
             (516) 932-2000                      (203) 966-2800

                                     COPIES TO:
JEFFREY S. SPINDLER, ESQ.  CHARLES J. DOWNEY III, ESQ. THOMAS MORE GRIFFIN, ESQ.
  OLSHAN GRUNDMAN FROME      FINN DIXON & HERLING LLP       BATTLE FOWLER LLP
ROSENZWEIG & WOLOSKY LLP       ONE LANDMARK SQUARE         75 EAST 55TH STREET
      505 PARK AVENUE           STAMFORD, CT 06901      NEW YORK, NEW YORK 10022
NEW YORK, NEW YORK 10022          (203) 325-5000              (212) 856-7113
    (212) 753-7200

                              ---------------------
       (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF PERSON(S) FILING STATEMENT)
                              ---------------------

     This statement is filed in connection with (check the appropriate box):

     (a) [X] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.
     (b) [ ] The filing of a registration statement under the Securities Act of 1933.
     (c) [ ] A tender offer.
     (d) [ ] None of the above.

Check the following box if soliciting materials or information statement referred to in checking box (a) are preliminary copies: [ ]

                           CALCULATION OF FILING FEE
--------------------------------------------------------------------------------
      TRANSACTION VALUATION*                        AMOUNT OF FILING FEE**
--------------------------------------------------------------------------------
         $28,370,634.87                                   $ 5,674.13
--------------------------------------------------------------------------------
* For purposes of calculation of fee only. This amount is based on (i) the conversion of 3,678,194 shares of common stock, par value $0.10 per share, of Uniflex, Inc. (the "Uniflex Common Stock") into the right to receive $7.57 in cash per share and (ii) the payment of an amount, with respect to options to purchase 128,700 shares of Uniflex Common Stock, equal to the difference between the applicable exercise prices thereof and $7.57 per share of Uniflex Common Stock.

** The amount of the filing fee, calculated in accordance with Rule 0-11, equals 1/50 of one percent of the transaction value.

[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filings.

        Amount Previously Paid: ............ $ 5,674.13
        Form or Registration No.: .......... Preliminary Proxy Statement
        Filing Party: ...................... Uniflex, Inc.
        Date Filed: ........................ April 1, 1999

     This Rule 13e-3 Transaction Statement (the "Statement") relates to the Agreement and Plan of Merger and Recapitalization dated as of March 5, 1999 (the "Merger Agreement") by and between Uniflex Acquisition Corp., a Delaware Corporation ("Acquisition") and Uniflex, Inc., a Delaware Corporation ("Uniflex" or the "Company"). Acquisition was a newly formed corporation, the sole stockholder of which is RFE VI SBIC, L.P., a Delaware limited partnership ("RFE"). Acquisition was formed for the purpose of consummating the Merger (as defined below). A copy of the Merger Agreement is attached as Annex A to the proxy statement previously filed by the Company with the Securities and Exchange Commission (including all annexes thereto, the "Proxy Statement"). The Proxy Statement is attached hereto as Exhibit (d).

     Upon the terms and subject to the conditions of the Merger Agreement, at the Effective Time (i) Acquisition was merged into Uniflex (the "Merger"), with Uniflex continuing as the surviving corporation (the "Surviving Corporation");
(ii) certain directors of Uniflex who served prior to the Merger were replaced by the persons listed on an exhibit to the Merger Agreement; (iii) the shares of common stock of Acquisition held by RFE were converted into 693,527 shares of common stock, par value $0.10 per share, of the Surviving Corporation (the "Surviving Corporation Common Stock"), representing approximately 49% of the outstanding shares of the Surviving Corporation Common Stock; (iv) Robert Davidoff, CMNY Capital, L.P., a Delaware limited partnership, CMCO, Inc., a New York corporation, and Sterling/Carl Marks Capital Inc., a New York corporation (collectively, the "Carl Marks Affiliates") and Herbert Barry, Robert K. Semel and Warner Heuman, each a director and, respectively, the Chairman and Chief Executive Officer, President and Chief Operating Officer and Chairman Emeritus of the Company, Erich Vetter, a director of the Company, and certain other officers and employees of the company (collectively, the "Management Group") retained existing shares of Uniflex Common Stock (the "Retained Shares"), which Retained Shares held by the Carl Marks Affiliates and the members of the Management Group represented approximately 9.1% and 7.3%, respectively, of the outstanding shares of Uniflex Common Stock immediately prior to the Effective Time and approximately 28.2% and 22.8%, respectively, of the Surviving Corporation Common Stock immediately after the Effective Time; and (v) each share of Uniflex Common Stock outstanding immediately prior to the Effective Time (except for the Retained Shares and treasury shares held by Uniflex) was converted into the right to receive $7.57 per share in cash. Shares of Uniflex Common Stock held in the Company's treasury were canceled and retired. All outstanding options to purchase shares of Uniflex Common Stock ("Options") were, subject to certain agreements between the Company and the holders of any Option, canceled and the former holder thereof have the right to receive cash in an amount equal to the product of the number of shares of Uniflex Common Stock subject to such Option and the excess of the Cash Merger Price per share over the exercise price per share of such Option, less applicable withholding taxes. The effective time of the Merger was the date and time of the filing of the Certificate of Merger with the Delaware Secretary of State in accordance with the Delaware General Corporation Law (the "Effective Time").

     The financing required to pay the Cash Merger Price, to pay the value of all outstanding options, to refinance certain indebtedness of the Company which existed prior to the Merger, including indebtedness under the Company's mortgage loan which existed prior to the Merger, and to pay the fees and expenses in connection with the Merger, was provided by (a) a term loan in the amount of $18.5 million and drawings under a $5 million revolving credit facility, included in a senior secured credit facility entered into by the Company, (b) issuance by the Company of its senior subordinated debentures for gross proceeds of $7 million, (c) equity financing provided by RFE in the amount of $5.25 million through the purchase of common stock of Acquisition, and (d) equity financing of $750,000 provided by Sterling/Carl Marks Capital, Inc. through the purchase of Uniflex Common Stock.


     The following Cross Reference Sheet is supplied pursuant to General Instruction F to Schedule 13E-3 and shows the location in the Proxy Statement of the information required to be included in response to the items of this Statement. The information in the Proxy Statement, a copy of which is attached hereto as Exhibit (d), is hereby expressly incorporated herein by reference and the responses to each item in this Statement are qualified in their entirety by the information contained in the Proxy Statement. Capitalized terms used herein and not otherwise defined shall have the meanings ascribed to such terms in the Proxy Statement.

     The filing of this Statement shall not be construed as an admission by the Company or RFE or any of their affiliates (together, the "RFE Entities"), that the Company is "controlled" by the RFE Entities or that any of the RFE Entities is an "affiliate" of the Company within the meaning of Rule 13e-3 under Section 13(e) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") or as an admission by the Company or by any member of the Management Group that the Company is "controlled" by any member of the Management Group or that any member of the Management Group is an "affiliate" of the Company within the meaning of Rule 13e-3 under Section 13(e) of the Exchange Act or by any of the Carl Marks Affiliates that the Company is "controlled" by any of the Carl Marks Affiliates or that any of the Carl Marks Affiliates is an "affiliate" of the Company within the meaning of Rule 13e-3 under Section 13(e) of the Exchange Act.

                              CROSS REFERENCE SHEET


ITEM IN SCHEDULE 13E-3                    LOCATION IN PROXY STATEMENT
----------------------                    ---------------------------
Item 1(a) and (b) ..............   Outside Front Cover Page; "SUMMARY--The
                                   Parties to the Merger"; and "THE SPECIAL
                                   MEETING--Record Date, Solicitation and
                                   Revocability of Proxies".

Item 1(c) and (d) ..............   "SUMMARY--Market Prices; Dividends"; and
                                   "MARKET PRICES; DIVIDENDS; PURCHASES;
                                   INTERESTS IN UNIFLEX COMMON STOCK".

Item 1(e) ......................   Not applicable.

Item 1(f) ......................   "MARKET PRICES; DIVIDENDS; PURCHASES;
                                   INTERESTS IN UNIFLEX COMMON
                                   STOCK--Purchases by Uniflex" and "--Purchases
                                   by Members of the Management Group".

Item 2(a)--(d) and (g) .........   Outside Front Cover Page; "SUMMARY--The
                                   Parties to the Merger"; "DESCRIPTION OF
                                   ACQUISITION AND RFE"; "DESCRIPTION OF
                                   CARL MARKS AFFILIATES"; "DIRECTORS
                                   AND EXECUTIVE OFFICERS OF UNIFLEX
                                   AND MEMBERS OF THE MANAGEMENT
                                   GROUP"; and "DIRECTORS AND EXECUTIVE
                                   OFFICERS OF THE SURVIVING
                                   CORPORATION".

Item 2(e) and (f) ..............   Negative.

Item 3(a) ......................   "DESCRIPTION OF UNIFLEX--Background";
                                   "MARKET PRICES; DIVIDENDS; PURCHASES;
                                   INTERESTS IN UNIFLEX COMMON STOCK--
                                   Purchases by Uniflex"; "MATERIAL EFFECTS OF
                                   THE MERGER--Material Related Agreements--
                                   Stockholders Rights" and "--Investment
                                   Banking Agreement"; and "DIRECTORS AND
                                   EXECUTIVE OFFICERS OF THE SURVIVING
                                   CORPORATION".

Item 3(b) ......................   "SPECIAL FACTORS--Background of the
                                   Transaction" and "--Interests of Certain
                                   Persons in the Merger"; "MARKET PRICES;
                                   DIVIDENDS; PURCHASES; INTERESTS IN UNIFLEX
                                   COMMON STOCK--Purchases by Members of the
                                   Management Group"; "MATERIAL EFFECTS OF THE
                                   MERGER--Material Related Agreements--
                                   Stockholders Rights" and "--Investment
                                   Banking Agreement"; "FINANCING OF THE
                                   MERGER--Equity Investment"; and "DIRECTORS
                                   AND EXECUTIVE OFFICERS OF THE SURVIVING
                                   CORPORATION".

ITEM IN SCHEDULE 13E-3                   LOCATION IN PROXY STATEMENT
----------------------                   ---------------------------
Item 4(a) and (b) .........   Outside Front Cover Page, "SUMMARY--Terms of
                              the Merger", "--Effective Time", "--Conditions to
                              Consummation of the Merger", "--Interests of
                              Certain Persons in the Merger", "--Related
                              Agreements", "--No Solicitation; Fiduciary
                              Duties", "--Termination; Fees and Expenses";
                              "--Appraisal Rights"; "SPECIAL FACTORS--Interests
                              of Certain Persons in the Merger"; "MATERIAL
                              EFFECTS OF THE MERGER--Appraisal Rights",
                              "--Material Related Agreements"; "MATERIAL
                              PROVISIONS OF THE MERGER AGREEMENT"; "FINANCING OF
                              THE MERGER--Equity Investment"; and ANNEX A to the
                              Proxy Statement.

Item 5(a) .................   Not applicable.

Item 5(b) .................   Not applicable.

Item 5(c) .................   "SUMMARY--Material Effects of the Merger";
                              "MATERIAL PROVISIONS OF THE MERGER
                              AGREEMENT--Board of Directors and Officers of
                              the Surviving Corporation"; and "DIRECTORS
                              AND EXECUTIVE OFFICERS OF THE
                              SURVIVING CORPORATION".

Item 5(d)--(g) ............   "SUMMARY--Terms of the Merger", "--Material
                              Effects of the Merger", "--Market Prices;
                              Dividends"; "MATERIAL EFFECTS OF THE
                              MERGER"; "MATERIAL PROVISIONS OF THE
                              MERGER AGREEMENT--Treatment of Securities
                              in the Merger"; and "MARKET PRICES;
                              DIVIDENDS; PURCHASES; INTERESTS IN
                              UNIFLEX COMMON STOCK".

Item 6(a)--(d) ............   "SUMMARY--Financing Arrangements"; and
                              "FINANCING OF THE MERGER".

ITEM IN SCHEDULE 13E-3                   LOCATION IN PROXY STATEMENT
----------------------                   ---------------------------
Item 7(a)--(d) ............   Outside Front Cover Page, "SUMMARY--Reasons
                              for the Merger", "--Recommendation of the Board",
                              "--Opinion of Financial Advisor", "--Interests of
                              Certain Persons in the Merger", "--Related
                              Agreements", "--Material Effects of the Merger",
                              "--Material Federal Income Tax Consequences of the
                              Merger", "--Appraisal Rights"; "SPECIAL
                              FACTORS--Background of the Transaction",
                              "--Reasons for the Merger; Recommendation of the
                              Board of Directors", "--Purposes and Reasons of
                              RFE and Acquisition for the Merger", "--Opinion of
                              Dunn Johnston, Financial Advisor to Uniflex",
                              "--Interests of Certain Persons in the Merger";
                              "MATERIAL EFFECTS OF THE MERGER--
                              Material Federal Income Tax Consequences of the
                              Merger", "--Appraisal Rights", "--Material Related
                              Agreements"; "MATERIAL PROVISIONS OF THE
                              MERGER AGREEMENT--General", "--Treatment
                              of Securities in the Merger" and "--Payment for
                              Shares"; and "MANAGEMENT'S DISCUSSION
                              AND ANALYSIS OF FINANCIAL CONDITION
                              AND RESULTS OF OPERATIONS--Results of
                              Operations--Sales" of the Proxy Statement is
                              incorporated herein by reference.

Item 8(a) and (b) .........   "SUMMARY--Reasons for the Merger",
                              "--Recommendation of the Board"; "SPECIAL
                              FACTORS--Reasons for the Merger; Recommendation of
                              the Board of Directors", "--Position of RFE and
                              Acquisition as to Fairness of the Merger", and
                              "--Position of the Carl Marks Affiliates as to
                              Fairness of the Merger".

Item 8(c) .................   "SUMMARY--The Special Meeting", "--Conditions
                              to the Consummation of the Merger"; "THE
                              SPECIAL MEETING--Quorum; Required Vote";
                              and "MATERIAL PROVISIONS OF THE
                              MERGER AGREEMENT--Conditions to the
                              Consummation of the Merger".

Item 8(d) .................   "SPECIAL FACTORS--Reasons for the Merger;
                              Recommendation of the Board of Directors",
                              "--Position of RFE and Acquisition as to Fairness
                              of the Merger" and "--Position of the Carl Marks
                              Affiliates as to Fairness of the Merger".

Item 8(e) .................   "SUMMARY--Recommendation of the Board";
                              "SPECIAL FACTORS--Background of the
                              Transaction", and "--Reasons for the Merger;
                              Recommendation of the Board of Directors".

Item 8(f) .................   Not applicable.

ITEM IN SCHEDULE 13E-3                   LOCATION IN PROXY STATEMENT
----------------------                   ---------------------------
Item 9 (a)--(c) ............   "SUMMARY--Reasons for the Merger", "--Opinion
                               of Financial Advisor"; "SPECIAL FACTORS--
                               Background of the Transaction", "--Reasons for
                               the Merger; Recommendation of the Board of
                               Directors", "--Opinion of Dunn Johnston,
                               Financial Advisor to Uniflex"; and ANNEX C to the
                               Proxy Statement.

Item 10(a) .................   "SUMMARY--Interests of Certain Persons in the
                               Merger", "--Terms of the Merger"; "SPECIAL
                               FACTORS--Interests of Certain Persons in the
                               Merger"; "MATERIAL EFFECTS OF THE
                               MERGER--Material Related Agreements"; "MATERIAL
                               PROVISIONS OF THE MERGER AGREEMENT--Treatment of
                               Securities in the Merger"; "MARKET PRICES;
                               DIVIDENDS; PURCHASES; INTERESTS IN UNIFLEX COMMON
                               STOCK"; "FINANCING OF THE MERGER--Equity
                               Investment"; and "SECURITY OWNERSHIP OF CERTAIN
                               BENEFICIAL OWNERS AND MANAGEMENT".

Item 10(b) .................   Not applicable.

Item 11 ....................   "SUMMARY--Interests of Certain Persons in the
                               Merger", "--Financing Arrangements", "--Related
                               Agreements"; "MATERIAL EFFECTS OF THE
                               MERGER--Material Related Agreements"; "SPECIAL
                               FACTORS--Interests of Certain Persons in the
                               Merger"; "FINANCING OF THE MERGER
                               --Indebtedness--Senior Subordinated Debentures",
                               and "Equity Investment"; and Exhibits (c)(1),
                               (c)(2), (c)(3), (c)(4), (c)(5), (c)(6) and (c)(7)
                               hereto.

Item 12(a) and (b) .........   "SUMMARY--The Special Meeting",
                               "--Recommendation of the Board"; "THE SPECIAL
                               MEETING--Quorum; Required Vote"; "SPECIAL
                               FACTORS--Reasons for the Merger; Recommendation
                               of the Board of Directors", "--Position of RFE
                               and Acquisition as to Fairness of the Merger",
                               "--Position of Carl Marks Affiliates as to
                               Fairness of the Merger," and "--Interests of
                               Certain Persons in the Merger--Voting
                               Agreements".

Item 13(a) .................   "SUMMARY--Appraisal Rights"; and "MATERIAL
                               EFFECTS OF THE MERGER--Appraisal Rights".
                               See also Annex B to the Proxy Statement.

Item 13(b) .................   Not applicable.

Item 13(c) .................   Not applicable.

ITEM IN SCHEDULE 13E-3                     LOCATION IN PROXY STATEMENT
----------------------                     ---------------------------
Item 14(a) .................   "SUMMARY--Summary Financial Information";
                               "SELECTED FINANCIAL DATA OF UNIFLEX";
                               "QUARTERLY FINANCIAL DATA OF
                               UNIFLEX"; and the Financial Statements of Uniflex
                               immediately following "INDEX TO FINANCIAL
                               STATEMENTS".

Item 14(b) .................   Not applicable.

Item 15(a) and (b) .........   "THE SPECIAL MEETING--Record Date;
                               Solicitation and Revocability of Proxies".

Item 16 ....................   Copies of each of the Proxy Statement, Letter to
                               Stockholders and Notice of Special Meeting of
                               Stockholders included herewith as Exhibit (d).

Item 17 ....................   Included herewith as Exhibits.

ITEM 1. ISSUER AND CLASS OF SECURITY SUBJECT TO THE TRANSACTION.

     (a) and (b) The information set forth on the Outside Front Cover Page and in "SUMMARY--The Parties to the Merger" and "THE SPECIAL MEETING--Record Date, Solicitation and Revocability of Proxies" of the Proxy Statement is incorporated herein by reference.

     (c) and (d) The information set forth in "SUMMARY--Market Prices; Dividends" and "MARKET PRICES; DIVIDENDS; PURCHASES; INTERESTS IN UNIFLEX COMMON STOCK" of the Proxy Statement is incorporated herein by reference.

     (e) Not applicable.

     (f) The information set forth in "MARKET PRICES; DIVIDENDS; PURCHASES; INTERESTS IN UNIFLEX COMMON STOCK--Purchases by Uniflex" and "--Purchases by Members of the Management Group" of the Proxy Statement is incorporated herein by reference.


     As a result of the Merger, at the Effective Time, each share of Uniflex Common Stock held by the Company's stockholders (other than treasury shares held by Uniflex and Dissenting Shares (as defined in the Merger Agreement) and other than Retained Shares, which Retained Shares represent approximately 51% of the total outstanding shares of Surviving Corporation Common Stock) were converted into the right to receive $7.57 in cash.


ITEM 2. IDENTITY AND BACKGROUND.


     (a)--(d) and (g) This Statement is being filed by RFE, the Carl Marks Affiliates, the members of the Management Group, and the Company, which is the issuer of the Uniflex Common Stock, the class of equity securities to which this Statement relates (collectively the "Filing Persons"). As of the Effective Time of the Merger, Acquisition merged with and into Uniflex, with Uniflex being the surviving corporation in the Merger. The information set forth on the Outside Front Cover Page and in "SUMMARY--The Parties to the Merger"; "DESCRIPTION OF ACQUISITION AND RFE"; "DESCRIPTION OF CARL MARKS AFFILIATES" "DIRECTORS AND EXECUTIVE OFFICERS OF UNIFLEX AND MEMBERS OF THE MANAGEMENT GROUP"; and "DIRECTORS AND EXECUTIVE OFFICERS OF THE SURVIVING CORPORATION" of the Proxy Statement is incorporated herein by reference.


     (e) and (f) During the last five years, none of the Filing Persons, nor to the best of their knowledge any of the officers, directors, control persons or managing members of the Filing Persons, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

ITEM 3. PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS.

     (a) The information set forth in "DESCRIPTION OF UNIFLEX--Background", "MARKET PRICES; DIVIDENDS; PURCHASES; INTERESTS IN UNIFLEX COMMON
STOCK--Purchases by Uniflex", "MATERIAL EFFECTS OF THE MERGER--Material Related Agreements--Stockholders Rights and "--Investment Banking Agreement" and "DIRECTORS AND EXECUTIVE OFFICERS OF THE SURVIVING CORPORATION" of the Proxy Statement is incorporated herein by reference.

     (b) The information set forth in "SPECIAL FACTORS--Background of the Transaction" and "--Interests of Certain Persons in the Merger" "MARKET PRICES; DIVIDENDS; PURCHASES; INTERESTS IN UNIFLEX COMMON STOCK--Purchases by Members of the Management Group", "MATERIAL EFFECTS OF THE MERGER--Material Related Agreements--Stockholders Rights and "--Investment Banking Agreement" and; "FINANCING OF THE MERGER--EQUITY INVESTMENT" "DIRECTORS AND EXECUTIVE OFFICERS OF THE SURVIVING CORPORATION" of the Proxy Statement is incorporated herein by reference.

ITEM 4. TERMS OF THE TRANSACTION.

     (a) and (b) The information set forth on the Outside Front Cover Page and in "SUMMARY--Terms of the Merger", "--Effective Time", "--Conditions to Consummation of the Merger", "--Interests of Certain Persons in the Merger", "--Related Agreements", "--No Solicitation; Fiduciary Duties", "--Termination; Fees and Expenses", "--Appraisal Rights"; "SPECIAL FACTORS--Interests of Certain Persons in the Merger", "MATERIAL EFFECTS OF THE MERGER--Appraisal Rights", "--Material Related Agreements"; "MATERIAL PROVISIONS OF THE MERGER AGREEMENT"; "FINANCING OF THE MERGER--Equity Investment" and ANNEX A of the Proxy Statement is incorporated herein by reference.

ITEM 5. PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE.

     (a) Not applicable.

     (b) Not applicable.

     (c) The information set forth in "SUMMARY--Material Effects of the Merger"; "MATERIAL PROVISIONS OF THE MERGER AGREEMENT--Board of Directors and Officers of the Surviving Corporation"; and "DIRECTORS AND EXECUTIVE OFFICERS OF THE SURVIVING CORPORATION" of the Proxy Statement is incorporated herein by reference.

     (d)--(g) The information set forth in "SUMMARY--Terms of the Merger", "--Material Effects of the Merger", "--Market Prices; Dividends"; "MATERIAL EFFECTS OF THE MERGER"; "MATERIAL PROVISIONS OF THE MERGER AGREEMENT--Treatment of Securities in the Merger"; and "MARKET PRICES; DIVIDENDS; PURCHASES; INTERESTS IN UNIFLEX COMMON STOCK" of the Proxy Statement is incorporated herein by reference.


     Trading in the Surviving Corporation Common Stock has ceased on the American Stock Exchange. By operation of the rules of the American Stock Exchange and Rule 12d-2 ("Rule 12d-2") promulgated by the Exchange Act, it is anticipated that the Surviving Corporation Common Stock will become eligible for termination of registration pursuant to the Exchange Act.


ITEM 6. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     (a)--(d) The information set forth in "SUMMARY--Financing Arrangements" and "FINANCING OF THE MERGER" of the Proxy Statement is incorporated herein by reference.

ITEM 7. PURPOSE(S), ALTERNATIVES, REASONS AND EFFECTS.

     (a)--(d) The information set forth on the Outside Front Cover Page and in "SUMMARY--Reasons for the Merger", "--Recommendation of the Board", "--Opinion of Financial Advisor", "--Interests of Certain Persons in the Merger", "--Related Agreements", "--Material Effects of the Merger", "--Material Federal Income Tax Consequences of the Merger", "--Appraisal Rights"; "SPECIAL FACTORS--Background of the Transaction", "--Reasons for the Merger; Recommendation of the Board of Directors", "--Purposes and Reasons of RFE and Acquisition for the Merger", "--Opinion of Dunn Johnston, Financial Advisor to Uniflex", "--Interests of Certain Persons in the Merger";

"MATERIAL EFFECTS OF THE MERGER--Material Federal Income Tax Consequences of the Merger", "--Appraisal Rights", "--Material Related Agreements"; "MATERIAL PROVISIONS OF THE MERGER AGREEMENT--General", "--Treatment of Securities in the Merger", "--Payment for Shares" and "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS--Results of Operations--Sales" of the Proxy Statement is incorporated herein by reference.

ITEM 8. FAIRNESS OF THE TRANSACTION.

     (a)--(b) The information set forth in "SUMMARY--Reasons for the Merger", "--Recommendation of the Board", "SPECIAL FACTORS--Reasons for the Merger; Recommendation of the Board of Directors", "--Position of RFE and Acquisition as to Fairness of the Merger", and "--Position of the Carl Marks Affiliates as to Fairness of the Merger" of the Proxy Statement is incorporated herein by reference.

     (c) The information set forth in "SUMMARY--The Special Meeting", "--Conditions to Consummation of the Merger"; "THE SPECIAL MEETING--Quorum; Required Vote"; and "MATERIAL PROVISIONS OF THE MERGER AGREEMENT--Conditions to the Consummation of the Merger" of the Proxy Statement is incorporated herein by reference.

     (d) The information set forth in "SPECIAL FACTORS--Reasons for the Merger; Recommendation of the Board of Directors", and "--Position of RFE and Acquisition as to Fairness of the Merger" and "--Position of the Carl Marks Affiliates as to Fairness of the Merger" of the Proxy Statement is incorporated herein by reference.

     (e) The information set forth in "SUMMARY--Recommendation of the Board", "SPECIAL FACTORS--Background of the Transaction" and "--Reasons for the Merger; Recommendation of the Board of Directors" of the Proxy Statement is incorporated herein by reference.

     (f) Not applicable.

ITEM 9. REPORTS, OPINIONS, APPRAISALS AND CERTAIN NEGOTIATIONS.

     (a)--(c) The information set forth in "SUMMARY--Reasons for the Merger", "--Opinion of Financial Advisor", "SPECIAL FACTORS--Background of the Transaction", "--Reasons for the Merger; Recommendation of the Board of Directors", "--Opinion of Dunn Johnston, Financial Advisor to Uniflex" and ANNEX C of the Proxy Statement is incorporated herein by reference.

ITEM 10. INTEREST IN SECURITIES OF THE ISSUER.


     (a) The information set forth in "SUMMARY--Interests of Certain Persons in the Merger", "--Terms of the Merger"; "SPECIAL FACTORS--Interests of Certain Persons in the Merger"; "MATERIAL EFFECTS OF THE MERGER--Material Related Agreements"; "MATERIAL PROVISIONS OF THE MERGER AGREEMENT--Treatment of Securities in the Merger"; "MARKET PRICES; DIVIDENDS; PURCHASES; INTERESTS IN UNIFLEX COMMON STOCK"; "FINANCING OF THE MERGER--Equity Investment"; and "SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT" of the Proxy Statement is incorporated herein by reference.


     (b) Not applicable.


ITEM 11. CONTRACTS, ARRANGEMENTS OR UNDERSTANDINGS WITH RESPECT TO THE ISSUER'S SECURITIES.

     The information set forth in "SUMMARY--Interests of Certain Persons in the Merger", "--Financing Arrangements", "--Related Agreements"; "MATERIAL EFFECTS OF THE MERGER--Material Related Agreements", and "SPECIAL FACTORS--Interests of Certain Persons in the Merger"; "FINANCING OF THE MERGER--Indebtedness--Senior Subordinated Debentures", "--Equity Investment" of the Proxy Statement is incorporated herein by reference. See also Exhibits (c)(1), (c)(2), (c)(3),
(c)(4), (c)(5), (c)(6) and (c)(7) hereto.

ITEM 12. PRESENT INTENTION AND RECOMMENDATIONS OF CERTAIN PERSONS WITH REGARD TO THE TRANSACTION.

     (a) and (b) The information set forth in "SUMMARY--The Special Meeting", "--Recommendation of the Board"; "THE SPECIAL MEETING--Quorum; Required Vote"; "SPECIAL FACTORS--Reasons for the Merger; Recommendation of the Board of Directors", "--Position of RFE and Acquisition as to Fairness of the Merger", and "--Position of the Carl Marks Affiliates as to Fairness of the Merger" and "--Interests of Certain Persons in the Merger--Voting Agreements" of the Proxy Statement is incorporated herein by reference.

ITEM 13. OTHER PROVISIONS OF THE TRANSACTION.

     (a) The information set forth in "SUMMARY--Appraisal Rights" of the Proxy Statement is incorporated herein by reference. See also Annex B to the Proxy Statement.

     (b) Not applicable.

     (c) Not applicable.

ITEM 14. FINANCIAL INFORMATION.

     (a) The information set forth in "SUMMARY--Summary Financial Information"; "SELECTED FINANCIAL DATA OF UNIFLEX"; "QUARTERLY FINANCIAL DATA OF UNIFLEX"; and the Financial Statements of Uniflex immediately following "INDEX TO FINANCIAL STATEMENTS" of the Proxy Statement is incorporated herein by reference.

     (b) Not applicable.

ITEM 15. PERSONS AND ASSETS EMPLOYED, RETAINED OR UTILIZED.

     (a) and (b) The information set forth in "THE SPECIAL MEETING--Record Date, Solicitation and Revocability of Proxies" of the Proxy Statement is incorporated herein by reference.

ITEM 16. ADDITIONAL INFORMATION.

     Additional information concerning the Merger is set forth in the copies of each of the Proxy Statement, Letter to Stockholders and Notice of Special Meeting of Stockholders which are attached hereto as Exhibit (d).


     As of the Effective Time of the Merger, Acquisition merged with and into Uniflex, with Uniflex being the surviving corporation in the Merger.

     As a result of the Merger, at the Effective Time, each share of Uniflex Common Stock held by the Company's stockholders (other than treasury shares held by Uniflex and Dissenting Shares and other than Retained Shares, which Retained Shares represent approximately 51% of the total outstanding shares of Surviving Corporation Common Stock) were converted into the right to receive $7.57 in cash. Also as a result of the Merger, the issued and outstanding shares of Acquisition were converted into approximately 49% of the total outstanding shares of Surviving Corporation Common Stock, and RFE, the sole stockholder of Acquisition, now owns approximately 49% of the issued and outstanding shares of Surviving Corporation Common Stock.

     Trading in the Surviving Corporation Common Stock has ceased on the American Stock Exchange. By operation of the rules of the American Stock Exchange and Rule 12d-2, it is anticipated that the Surviving Corporation Common Stock will become eligible for termination of registration pursuant to the Exchange Act.


ITEM 17. MATERIAL TO BE FILED AS EXHIBITS.

     (a)(1) Commitment Letter, dated March 5, 1999, form The Chase Manhattan Bank and Fleet Bank, National Association, to Uniflex, Inc. and Uniflex Acquisition Corp. (incorporated by reference to Exhibit 9 to the Schedule 13D with respect to Uniflex, Inc. filed by Uniflex Acquisition Corp. and others on March 9, 1999).

     (a)(2) Commitment Letter, dated March 5, 1999, from AlliedSignal Inc. Master Pension Trust to Uniflex, Inc. (incorporated by reference to Exhibit 10 to the Schedule 13D with respect to Uniflex, Inc. filed by Uniflex Acquisition Corp. and others on March 9, 1999).


     (b)(1) Fairness Opinion, dated as of March 5, 1999 delivered by Dunn Johnston & Co., Inc. (incorporated by reference to Annex C to the Proxy Statement, which was filed as Exhibit (d) to Amendment No. 3 to this Schedule 13E-3).


     (b)(2) Fairness Opinion Presentation to the Special Committee of the Board of Directors of Uniflex, Inc. dated March 5, 1999 delivered by Dunn Johnston & Co, Inc. (filed as Exhibit (b)(2) to Amendment No. 1 to this Schedule 13E-3).


     (c)(1) Agreement and Plan of Merger and Recapitalization, dated as of March 5, 1999, by and between Uniflex, Inc. and Uniflex Acquisition Corp. (incorporated by reference to Annex A to the Proxy Statement, which was filed as Exhibit (d) to Amendment No. 3 to this Schedule 13E-3).


     (c)(2) Voting Agreement, dated as of March 5, 1999, by and between Uniflex Acquisition Corp. and the other parties signatory thereto (incorporated by reference to Exhibit 4 to the Schedule 13D with respect to Uniflex, Inc. filed by Uniflex Acquisition Corp. and others on March 9, 1999).

     (c)(3) Carl Marks Group-Uniflex Voting Agreement, dated as of March 5, 1999, by and between Uniflex Acquisition Corp. and the other parties signatory thereto (incorporated by reference to Exhibit 5 to the Schedule 13D with respect to Uniflex, Inc. filed by Uniflex Acquisition Corp. and others on March 9, 1999).

     (c)(4) Letter Agreement, dated February 12, 1999, from Sterling/Carl Marks Capital, Inc. to Uniflex, Inc. (incorporated by reference to Exhibit 6 to the
Schedule 13D with respect to Uniflex, Inc. filed by Uniflex Acquisition Corp. and others on March 9, 1999).

     (c)(5) Letter Agreement, dated March 5, 1999, from RFE VI SBIC, L.P. to Uniflex, Inc. (incorporated by reference to Exhibit 7 to the Schedule 13D with respect to Uniflex, Inc. filed by Uniflex Acquisition Corp. and others on March 9, 1999).

     (c)(6) Letter Agreement, dated March 5, 1999, between Uniflex, Inc. and the other parties signatory thereto (incorporated by reference to Exhibit 8 to the Schedule 13D with respect to Uniflex, Inc. filed by Uniflex Acquisition Corp. and others on March 9, 1999).

     (c)(7) Investment Banking Agreement dated March 5, 1999 between Uniflex Acquisition Corp. and SCM Management LLC (filed as Exhibit (c)(7) to Amendment No. 2 to this Schedule 13E-3).


     (d) Copies of each of the Proxy Statement of the Company, Letter to Stockholders, and Notice of Special Meeting of Stockholders (filed as Exhibit D to Amendment No. 3 to this Schedule 13E-3).

     (e) Section 262 of the Delaware General Corporation Law (incorporated by reference to Annex B to the Proxy Statement, which was filed as Exhibit (d) to Amendment No. 3 to this Schedule 13E-3).


     (f) None.

     (g) Consent of Independent Accountants

                                   SIGNATURE


     After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated: June 30, 1999


                                       UNIFLEX, INC.


                                       By: /s/ Robert K. Semel
                                           --------------------------
                                           Name: Robert K. Semel
                                           Title: President


                                           /s/ Herbert Barry
                                           --------------------------
                                           Herbert Barry


                                           /s/Robert K. Semel
                                           --------------------------
                                           Robert K. Semel


                                           /s/ Warner J. Heuman
                                           --------------------------
                                           Warner J. Heuman


                                           /s/ Erich Vetter
                                           --------------------------
                                           Erich Vetter


                                           /s/ Melissa Cantor
                                           --------------------------
                                           Melissa Cantor


                                           /s/ Lee Cantor
                                           --------------------------
                                           Lee Cantor


                                           /s/ Neil Sklar
                                           --------------------------
                                           Neil Sklar


                                           /s/ Hy Brownstein
                                           --------------------------
                                           Hy Brownstein


                                           /s/ Elliot Berger
                                           --------------------------
                                           Elliot Berger

                                    SIGNATURE


     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated: June 30, 1999


                                       RFE VI SBIC, L.P.

                                       By: RFE Associates VI SBIC, LLC,
                                           its General Partner

                                       By: RFE Investment Partners VI, L.P.,
                                           its sole member

                                       By: RFE Associates VI, LLC,
                                           its General Partner


                                       By: /s/ James A. Parsons
                                           ---------------------------
                                           Name:  James A. Parsons
                                           Title: Managing Member

                                   SIGNATURE


     After reasonable inquiry and to the best of its or his knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Dated: June 30, 1999


                                       CMCO, INC.


                                       By: /s/ Robert Davidoff
                                           ---------------------------
                                           Name:  Robert Davidoff
                                           Title: Vice President


                                       CMNY CAPITAL, L.P.


                                       By: /s/ Robert Davidoff
                                           ---------------------------
                                           Name:  Robert Davidoff
                                           Title: General Partner


                                           /s/ Robert Davidoff
                                           -------------------------------
                                           ROBERT DAVIDOFF


                                       STERLING/CARL MARKS CAPITAL, INC.


                                       By: /s/ Harvey Granat
                                           ---------------------------
                                           Name:  Harvey Granat
                                           Title: President

                                  EXHIBIT INDEX



99.(g)  Consent of Independent Accountants